February 3, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ark Global Acquisition Corp.

Registration Statement on Form S-1

Filed December 30, 2020, as amended

File No. 333-251832

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Ark Global Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. Eastern Time on February 4, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 150 copies of the Preliminary Prospectus are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

JEFFERIES LLC

By:	/s/ Tina Pappas
	Name:	Tina Pappas
	Title:	Managing Director

[Signature Page to Underwriter Acceleration Request Letter]